SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 27, 2005

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F     ☒        40-F     ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat-4 satellite set for 4th November launch

26th October 2005 – Inmarsat (LSE:ISAT), the leading provider of global mobile satellite communications, has announced that it is preparing to launch its second Inmarsat-4 (I-4) satellite, the F2, on 4th November 2005. The satellite has successfully departed Home Port in Long Beach, California, aboard the Sea Launch platform, Odyssey. The departure followed the successful integration of the satellite’s payload unit with the Zenit-3SL rocket.

The platform, a converted North Sea oil rig, is now sailing towards 154 degrees West Longitude on the equator in the Pacific Ocean, from where the satellite will be launched into orbit. Upon arrival, the launch team will initiate a 72-hour countdown, ballasting the launch platform 65-feet to launch depth and performing final tests on the launch system and the spacecraft. A Zenit-3SL vehicle will lift the 5,987kg spacecraft to geosynchronous transfer orbit on its way to a final orbital position of 53 degrees West Longitude.

Gene Jilg, Chief Technical Officer, Inmarsat said: “The successful transfer of the satellite to the launch platform has now been completed and the F2 is making its way to the launch site. This is an important moment in our F2 preparations and we are very satisfied with progress. We look forward to its imminent launch.”

Built by EADS Astrium, the I-4 satellite is one of the largest and most sophisticated commercial communication satellites ever launched. The I-4 F2 will provide coverage over the Americas for a service life of more than 13 years. It is one in a series of Inmarsat’s fourth generation of satellites designed to support the company’s next-generation communication services, delivering voice and broadband data connectivity to users in government, aid agencies and a broad range of commercial sectors.

The F2 satellite carries a single global beam that covers up to one-third of the Earth’s surface, 19 wide spot beams and 228 narrow spot beams. Together, the F1 and F2 satellites will cover about 85 percent of the world’s land mass.

The satellite is scheduled for launch between 2.20pm and 2.50pm GMT on Friday 4th November 2005. A live webcast of the launch can be accessed at www.inmarsat.com.

Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

About Inmarsat

Inmarsat plc is the leading provider of global mobile satellite communications. The company is quoted on the London Stock Exchange, with the ticker symbol ISAT. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a world-class network of leading telecoms groups. For the year ended 31 December 2004, group revenue was $480.7 million, with operating profit of $159.1 million. More information can be found at www.inmarsat.com.

For more information, please contact:

John Warehand

PR Manager

Inmarsat

+44 20 7728 1579

john_warehand@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: October 27, 2005	By:	/s/ ALISON HORROCKS
Alison Horrocks
Company Secretary